EXHIBIT 99.1

Endeavour Silver Ends the Year on a Strong Note; FY2021 Annual Production Surpasses Upper End of Guidance

VANCOUVER, British Columbia, Jan. 11, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to report full year 2021 production of 4,870,787 silver ounces (oz) and 42,262 gold oz, for silver equivalent1 (“AgEq”) production of 8.3 million oz. Fourth quarter production was 1,443,564 silver oz and 9,446 gold oz, for silver equivalent production of 2.2 million oz AgEq.

The Company’s 2021 full year production exceeded the upper range of its guidance of between 7.7 million oz and 8.0 million oz AgEq (revised upward in October) due to continuing strong performance at Guanacevi with higher grades and tonnage milled. Annual silver production exceeded guidance by 3% while gold production was in line with the upper range of guidance.

"Steady performance at Bolanitos, together with record mill throughput, grade and production at Guanacevi boosted our 2021 consolidated production beyond the upper end of our increased guidance,” said Dan Dickson, Endeavour’s Chief Executive Officer. “Last year was a great year due to the excellent efforts of our entire team and we are in a strong position going into 2022.”

Q4 and FY2021 Highlights

  Exceeded Production Guidance: Consolidated production remained strong as silver and gold production at each mine met or exceeded revised 2021 guidance and exceeded plan.
  Guanacevi Continued to Outperform: Silver and gold grades continued to deliver well above plan and throughput approached plant capacity.
  Bolanitos Performance Remained Steady: Silver grades and plant throughput exceeded plan with gold grades slightly below plan.
  Metal Sales and Inventories: Sold 1,413,699 oz silver and 8,715 oz gold, held 1,028,340 oz silver and 1,044 oz gold of bullion inventory and 54,270 oz silver and 2,630 oz gold in concentrate inventory at year end. Management continued to be bullish on precious metal prices and withheld a portion of metal sales in the fourth quarter, consistent with the levels held as at September 30, 2021.
  Encouraging Brownfields Exploration Results from Guanacevi and Bolanitos: Drilling continued to intersect high-grade gold-silver mineralization in the Santa Cruz vein at Guanacevi and intersect multiple mineralized structures near current workings at Bolanitos.
  Positive Greenfields Exploration Results from the Parral Project: Drilled over 14,000 metres targeting several areas along the La Colorada vein with encouraging results to expand the mineral resource estimate.
  Continued to Advance the Terronera Project: The Terronera Project Technical Report, authored in accordance with National Instrument 43-101 was filed on SEDAR and EDGAR on October 25, 2021. Work continued on final detailed engineering, early earth works, critical contracts and procurement of long lead items.   The financing and final permitting processes are progressing, however, the current surge in COVID-19 cases caused by the Omicron variant has extended the anticipated timeline. The Company intends to make a formal construction decision subject to completion of a financing package and receipt of additional amended permits in the coming months.
  Sold El Cubo Assets: The Company sold its El Cubo assets in Guanajuato, Mexico to Guanajuato Silver Co (formerly Vangold Mining Corp) for US$15 million plus contingent payments up to US$3 million in a transaction that closed April 9, 2021.
  Suspended Operations at El Compas: Management suspended operations at El Compas in mid-August and is currently evaluating its alternatives for the asset.
  Acquired Bruner, an Advanced Stage Exploration Project: Ideally situated within Nevada’s Walker Lane NW trending mineral belt, this acquisition closed on September 1, 2021.

Q4 2021 Mine Operations

Consolidated silver production increased by 29% to 1,443,564 ounces in Q4 2021 compared to the prior year quarter, primarily driven by a 31% increase in silver production at the Guanacevi mine and a 42% increase in silver production at the Bolanitos mine offset by the suspension of operations at the El Compas mine. Gold production decreased by 25% to 9,446 ounces due to a 19% decrease in gold production at Bolanitos mine and the suspension of operations at the El Compas mine offset by a 21% increase in gold production at the Guanacevi mine.

Guanacevi throughput in Q4 2021 was consistent with Q4 2020 but silver grades and gold grades were each significantly higher. Guanacevi throughput exceeded plan and mining the new higher grade El Curso orebody has led to significantly improved grades and mine plan flexibility. Additionally, supplies of local third-party ores continued to supplement mine production, amounting to 14% of quarterly throughput and contributing to the higher ore grades.

Bolanitos Q4 2021 throughput was consistent with Q4 2020 with increased silver grades and decreased gold grades. Silver production increased by 42% while gold production decreased by 19% at the Bolanitos mine.

Production Highlights for the Three Months and Year Ended December 31, 2021

Three Months Ended December 31			Highlights	Years Ended December 31
2021	2020	% Change		2021	2020	% Change
213,492	237,389	(10%)	Throughput (tonnes)	887,424	757,160	17%
1,443,564	1,117,289	29%	Silver ounces produced	4,870,787	3,513,767	39%
9,446	12,586	(25%)	Gold ounces produced	42,262	37,139	14%
1,432,578	1,108,848	29%	Payable silver ounces produced	4,826,681	3,482,094	39%
9,261	12,314	(25%)	Payable gold ounces produced	41,438	36,392	14%
2,199,244	2,124,169	4%	Silver equivalent ounces produced[1]	8,251,747	6,484,887	27%
1,413,699	1,419,037	(0%)	Silver ounces sold	3,856,883	3,460,638	11%
8,715	13,850	(37%)	Gold ounces sold	39,113	35,519	10%

Q4 2021 Production by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt*	Au gpt*	Ag %	Au %	Oz	Oz
Guanaceví	108,334	1,178	417	1.21	89.6%	92.2%	1,301,941	3,885
Bolañitos	105,158	1,143	48	1.83	87.0%	88.9%	141,258	5,502
Consolidated	213,492	2,372	235	1.52	89.4%	90.8%	1,443,564	9,446

*gpt = grams per tonne

FY2021 Production by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt*	Au gpt*	Ag %	Au %	Oz	Oz
Guanaceví	414,355	1,135	370	1.09	87.9%	91.7%	4,333,567	13,317
Bolañitos	418,514	1,147	42	2.02	87.0%	90.7%	491,412	24,652
El Compas	54,555	149	36	3.05	72.5%	80.2%	45,808	4,293
Consolidated	887,424	2,431	195	1.65	87.6%	89.8%	4,870,787	42,262

*gpt=grams per tonne

1 Silver equivalent calculated using an 80:1 silver:gold ratio.

2021 Financial Results and Conference Call

The Company’s 2021 financial results will be released before markets open on Thursday, March 10, 2022 and a telephone conference call will be held the same day at 10:00 a.m. PT / 1:00 p.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Thursday, March 10, 2022 at 10:00 a.m. PT / 1:00 p.m. ET

Telephone:	Toll-free in Canada and the US +1-800-319-4610
Local or International +1-604-638-5340
Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free)
+1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 8312#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Trish Moran
Interim Head of Investor Relations
Tel: (416) 564-4290
Email: pmoran@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2022 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.